EXHIBIT 5.1

Nutter McClennan & Fish LLP

155 Seaport Boulevard

Boston, MA 02210-2604

(617) 439-2000

May 25, 2005

Nabi Biopharmaceuticals

5800 Park of Commerce Boulevard, N.W.

Boca Raton, FL 33487

Ladies and Gentlemen:

We have acted as counsel to Nabi Biopharmaceuticals, a Delaware corporation (the “Company”), in connection with a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed by the Company with the Securities and Exchange Commission on or about the date hereof, as to the registration for resale by certain selling security holders of (i) $112,400,000 principal amount of 2.875% Convertible Senior Notes due 2025 (the “Notes”), (ii) up to 10,204,256 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issuable upon conversion of the Notes, and (iii) up to 10,204,256 Series One Preferred Share purchase rights (the “Rights”) associated with the Shares.

We have examined such documents and made such other investigation as we have deemed appropriate to render the opinions set forth below. As to matters of fact material to our opinions, we have relied, without independent verification, on certificates and other inquiries of officers of the Company. We have also relied on certificates of public officials.

The opinions expressed below are limited to the Delaware General Corporation Law (including all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those provisions and the Delaware General Corporation Law).

Based upon the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

1.    The Shares have been duly authorized and, when issued and delivered upon conversion of the Notes, in accordance with the terms of the Indenture dated April 19, 2005 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee, will be validly issued, fully paid and nonassessable.

2.    The Rights, when issued and delivered upon conversion of the Notes, in accordance with the terms of the Rights Agreement dated August 1, 1997 as amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as successor rights agent, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinions above are subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting the rights and

Nabi Biopharmaceuticals

May 25, 2005

remedies of creditors, to general principles of equity, to the effect of equitable principles and the discharge of fiduciary obligations relating to the adoption of the Rights Agreement or the issuance of the Rights, and to the enforceability of the Notes and the Indenture.

We express no opinion as to the enforceability of the Notes or the Indenture.

This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

/s/ Nutter, McClennen & Fish, LLP